EXHIBIT 99(1)

[LOGO] INFICON

                                   INVITATION

                 To the Ordinary General Meeting of Shareholders

                Friday, 3 May 2002, 3 p.m. (Doors open at 2 p.m.)
 at the Lake Side Casino Zurichhorn, Bellerivestrasse 170, 8008 Zurich, Switzerland

ITEMS ON THE AGENDA and PROPOSALS by the BOARD OF DIRECTORS

1.    Approval of the Business Report 2001
      (Annual Report, Annual Financial Statements and Consolidated Financial Statements following notification of the reports of the Group and Company auditors)

      The Board of Directors hereby proposes approval of the Business Report 2001, consisting of the Annual Report, the Consolidated Financial Statements of the INFICON Group, and the Annual Financial Statements of INFICON Holding AG.

2.    Allocation of the retained profit of INFICON Holding AG

      The Board of Directors proposes that the retained profit of CHF 452'854 be carried forward.

3.    Discharge of the Members of the Board of Directors

      The Board of Directors hereby proposes the discharge of the members of the Board of Directors for their activity during the fiscal year 2001.

4.    Amendment of the Articles of Incorporation

      Creation of Authorized Capital

      The Board of Directors hereby proposes the renewal of authorized capital up to a maximum of CHF 4'630'000.- (old maximum CHF 3'400'000.-). The articles must be changed as follows:


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      Art. 3a (old)

      The Board of Directors is authorized at any time until the 19th October 2002 to increase the share capital up to a maximum aggregate amount of CHF 3'400'000.- through the issuance of a maximum of 340'000 registered shares, which shall be fully paid-in with a par value of CHF 10.- per share. Increases by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends, and the type of contribution shall be determined by the Board of Directors. The Board of Directors is authorized to exclude the rights of the shareholders to subscribe shares in priority and to convey them to third parties provided that such new shares are to be used (1) for the takeover of enterprises or divisions thereof or participations through share swaps or (2) for financing the acquisition of enterprises or divisions thereof, or participations, or of newly-planned investments of the Corporation. Shares for which rights to subscribe in priority exist but are not exercised shall be sold by the Corporation at market conditions.

      Art. 3a (new)

      The Board of Directors is authorized at any time until the 3rd May 2004 to increase the share capital up to a maximum aggregate amount of CHF 4'630'000.- through the issuance of a maximum of 463'000 registered shares, which shall be fully paid-in with a par value of CHF 10.- per share. Increases by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends, and the type of contribution shall be determined by the Board of Directors. The Board of Directors is authorized to exclude the rights of the shareholders to subscribe shares in priority and to convey them to third parties provided that such new shares are to be used (1) for the takeover of enterprises or divisions thereof, or participations through share swaps or (2) for financing the acquisition of enterprises or divisions thereof, or participations, or of newly-planned investments of the Corporation. Shares for which rights to subscribe in priority exist but are not exercised shall be sold by the Corporation at market conditions.

5.    Appointment of the Group and Company Auditors

      The Board of Directors hereby proposes the appointment of PricewaterhouseCoopers AG, Zurich, for one year as Group and Company auditors.

Documents

      The Business Report 2001 (consisting of the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements), as well as the original reports of the Group and Company auditors, will be available for inspection by the shareholders from the 10th April 2002 at the registered offices of the Company at Hintergasse 15B, 7310 Bad Ragaz, Switzerland, always from Tuesday to Friday from 09.00 a.m. to 12.00 a.m. Registered shareholders will be sent a copy of the Business Report 2001 with the invitation.


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Admission cards

      Shareholders with voting rights who are recorded in the share register on the 10th April 2002, will be sent the invitation to the Ordinary General Meeting of Shareholders consisting of the items on the agenda and the proposals by the Board of Directors with the Business Report 2001, the application form, and a reply envelope.

      Upon return of the application form in the reply envelope on or prior to the 17th April 2002, shareholders will be sent the admission and voting cards. Registered shareholders who sell their shares prior to the Ordinary General Meeting of Shareholders are no longer entitled to vote.

Representation / Proxy

      Shareholders who do not personally attend the Ordinary General Meeting of Shareholders can be represented as follows:

      - by a representative: Please complete the application form, and mail it in the reply envelope to SAG. After receipt of the admission and voting cards, fill out the proxy and give the admission and voting cards to your representative;

      - by the independent proxy holder Prof. Dr. iur. Lukas Handschin, Attorney, Bahnhofplatz 9, 8001 Zurich, Switzerland: Please fill out the application form accordingly, and mail it in the reply envelope to SAG (The admission card does not have to be requested.).

      - by INFICON Holding AG: Please fill out the application form accordingly, and mail it in the reply envelope to SAG (The admission card does not have to be requested.).

      You can also issue written instructions for casting your votes by sending your proxy to the independent proxy holder or to INFICON Holding AG. If you do not make use of this option, the independent proxy holder or INFICON Holding AG will exercise the right to vote pursuant to the proposals of the Board of Directors.

      Portfolio representatives as understood by Article 689d OR are requested to notify the Company in good time, no later than the 3rd May 2002, 2.00 p.m., at the reception desk for the Ordinary General Meeting, of the number of shares they represent.

Language


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      The Ordinary General Meeting of Shareholders will be held in German and
      English, as provision has been made for simultaneous translation into both languages.

Information

      Please address all correspondence relating to the Ordinary General Meeting of Shareholders to SAG SEGA Aktienregister AG, Baslerstrasse 100, CH-4600 Olten, Fax: ++41 (0)62 205 39 71.

      We look forward to welcoming the participating shareholders to a reception following the Ordinary General Meeting of Shareholders.

      Yours sincerely,

      INFICON Holding AG

      For the Board of Directors:

      Paul Choffat, Chairman

      Bad Ragaz, 10th April 2002


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